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                                       6-K



                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                            REPORT OF FOREIGN ISSUER



                      Pursuant to Rule 13a-16 or 15-d-16 of
                       The Securities Exchange Act of 1934




                               For August 17, 2001




                               DRAXIS HEALTH INC.
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)




                          6870 GOREWAY DRIVE, 2ND FLOOR
                          MISSISSAUGA, ONTARIO L4V 1P1
                                     CANADA
                         (ADDRESS OF PRINCIPAL OFFICES)



            REGISTRANT FILES ANNUAL REPORTS UNDER COVER OF FORM 20-F


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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             DRAXIS HEALTH INC.





                                             By:  /s/ Douglas M. Parker
                                                  ------------------------------
                                                  Douglas M. Parker
                                                  General Counsel &
                                                  Secretary





Dated: August 17, 2001




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                            [DRAXIS HEALTH INC. LOGO]





FOR IMMEDIATE RELEASE
---------------------
AUGUST 17, 2001

             DRAXIS HEALTH APPOINTS NEW YORK INVESTOR RELATIONS FIRM

MISSISSAUGA, ONTARIO, AUGUST 17, 2001 - DRAXIS Health Inc. (TSE: DAX; NASDAQ:
DRAX) has engaged The Investor Relations Group, Inc., ("IRG") based in New York City to serve as its new financial relations and corporate communications advisor for United States investors.

The Investor Relations Group will strive to increase investor awareness of DRAXIS Health Inc. within the U.S. market by individually and personally introducing the company and its management to pre-qualified fund managers.

In the future, U.S. investor inquiries relating to DRAXIS should be directed to The Investor Relations Group, New York, N.Y., Telephone: 212.825.3210 or Fax:
212.825.3229.


In commenting on the new relationship Dr. Martin Barkin, President and CEO of DRAXIS said, "We are working with The Investor Relations Group because it is the right time to raise our profile within the U.S. investing community. IRG knows this community well and will implement a proactive investor relations program that is designed to broaden our existing shareholder base as well as communicate timely information to current stockholders. This appointment is consistent with our recent move to report financial results in U.S. dollars and under U.S. GAAP"

About DRAXIS Health Inc.

DRAXIS Health Inc. is a diversified specialty pharmaceutical company with operations in three niche markets: radiopharmaceuticals (DRAXIMAGE Inc.), contract manufacturing (DRAXIS Pharma Inc.), and pharmaceutical sales and marketing (DRAXIS Pharmaceutica Inc).

THIS NEWS RELEASE CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS THAT INVOLVE RISK AND UNCERTAINTIES, WHICH MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE STATEMENTS MADE. SUCH FACTORS INCLUDE, BUT ARE NOT LIMITED TO, CHANGING MARKET CONDITIONS, CLINICAL TRIAL RESULTS, THE ESTABLISHMENT OF NEW CORPORATE ALLIANCES, THE IMPACT OF COMPETITIVE PRODUCTS AND PRICING, THE TIMELY DEVELOPMENT, REGULATORY APPROVAL AND MARKET ACCEPTANCE OF THE COMPANY'S PRODUCTS, AND OTHER RISKS DETAILED FROM TIME-TO-TIME IN THE COMPANY'S FILINGS WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION AND CANADIAN SECURITIES AUTHORITIES.

FOR FURTHER INFORMATION PLEASE CONTACT:

FOR CANADA:                                  FOR UNITED STATES:
Jerry Ormiston                               Gino De Jesus / Dian Griesel, Ph.D.
DRAXIS Health Inc.                           The Investor Relations Group
Phone: 877-441-1984                          Phone: 212-825-3210
Fax:   905-677-5494                          Fax:   212-825-3229